Mail Stop 3-09

									February 8, 2005

J.J. Finkelstein
President and Chief Executive Officer
RegeneRx Biopharmaceuticals, Inc.
3 Bethesda Metro Center, Suite 630
Bethesda, MD  20814

Re:	RegeneRx Biopharmaceuticals, Inc.
	Registration Statement on Form S-3
	File Number 333-122386

Dear Mr. Finkelstein:

      This is to advise you that we have limited our review of the above referenced registration statement to the signature page and the issue identified below. We will make no further review of this filing.

      Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

      Once you have cleared our comments, we will act upon any request for acceleration of the effective date of the Form S-3 and pursuant to delegated authority, grant acceleration of the effective date. We will consider your request for acceleration as a confirmation of the fact that you are aware of your responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      *	*	*

      Please contact Song P. Brandon at (202) 942-2831 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Joseph G. Passaic, Jr., Esq.
	Philip G. Feigen, Esq.
	Patton Boggs LLP
	2550 M Street, NW
	Washington, DC  20037


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